SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Proposed RMB Share Issue under Specific Mandate and Proposed Amendment to Articles of Association, dated May 17, 2021
2.1	Closure of Register of Members for Extraordinary General Meeting, dated May 18, 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

2

•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	May 18, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

PROPOSED RMB SHARE ISSUE UNDER SPECIFIC MANDATE

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

PROPOSED RMB SHARE ISSUE UNDER SPECIFIC MANDATE

The Company is pleased to announce that, in order to grasp the window of opportunity to develop the information services market, promote the implementation of the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, advance digitalized and intelligent transformation, cultivate a digitalized and intelligent ecosystem with new vitality and build new momentum toward high-quality development, the Company proposes to apply for the RMB Share Issue. On 17 May 2021, the Board approved the proposed RMB Share Issue, the Specific Mandate and related matters, conditional upon and subject to market conditions, approval by Shareholders at the EGM as well as approvals from the relevant regulatory authorities.

SHAREHOLDERS’ APPROVAL AND GENERAL INFORMATION

The Company will convene the EGM to propose the resolutions for consideration and approval of the RMB Share Issue, the Specific Mandate and related matters (including proposed amendments to the Articles of Association) by the Shareholders. A circular in respect of the EGM containing, among other things, details on the aforesaid resolutions, together with the notice of EGM, will be despatched to the Shareholders as soon as practicable in accordance with the requirements under the Hong Kong Listing Rules.

As the RMB Share Issue and the Specific Mandate are subject to approval by Shareholders at the EGM and approvals from the relevant regulatory authorities, there is uncertainty as to whether it will or will not proceed. Shareholders and investors should exercise caution when dealing in the securities of the Company. Further announcement(s) will be made to disclose any material updates and progress in respect of the RMB Share Issue and the Specific Mandate in accordance with the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate. This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

The Company is pleased to announce that, in order to grasp the window of opportunity to develop the information services market, promote the implementation of the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, advance digitalized and intelligent transformation, cultivate a digitalized and intelligent ecosystem with new vitality and build new momentum toward high-quality development, the Company proposes to apply for the RMB Share Issue. On 17 May 2021, the Board approved the proposed RMB Share Issue, the Specific Mandate and related matters, conditional upon and subject to market conditions, approval by Shareholders at the EGM as well as approvals from the relevant regulatory authorities.

I.	RMB SHARE ISSUE AND THE SPECIFIC MANDATE

1.	RMB Share Issue and the Specific Mandate

The RMB Share Issue is detailed as follows:

Nature of RMB Shares

Ordinary Shares to be subscribed for in RMB by the target subscribers (as stated below), and proposed to be listed on the Shanghai Stock Exchange and traded in RMB, forming the same class of shares as the Hong Kong Shares

The RMB Shares do not have a par value pursuant to section 135 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong)

Number of RMB Shares to be issued

The Company proposes to conduct a public offering of no more than 964,813,000 RMB Shares, representing no more than 4.50% of the Company’s total number of Ordinary Shares in issue upon the RMB Share Issue (prior to the exercise of the over-allotment option); subject to compliance with laws and regulations and regulatory requirements, the Company may authorise the lead underwriter(s) to exercise the over-allotment option, and conduct an over-allotment of no more than 15% of the number of RMB Shares under the RMB Share Issue (prior to the exercise of the over-allotment option)

In the event of issue of bonus shares, capitalisation of capital reserve, exercise of share options, repurchase or other events of the Company prior to the RMB Share Issue, the number of RMB Shares to be issued will be adjusted accordingly

The RMB Share Issue will be conducted wholly by way of issuing new shares

The final number of RMB Shares to be issued and matters in relation to over-allotment will be determined according to market conditions and communications with relevant regulatory authorities

Target subscribers

Qualified natural persons and institutional investors (except for investors prohibited by laws, regulations and applicable regulatory requirements)

If any of the aforesaid target subscribers of the RMB Share Issue is a connected person of the Company, the Company will take all reasonable measures to comply with the requirements of the relevant regulatory authorities

Method of issuance

The RMB Share Issue will adopt a combination of off-line placement to inquiring subscribers and on-line fixed-price issuance to eligible public investors or such other methods of issuance as permitted by the relevant regulatory authorities (including without limitation placement to strategic investors)

Method of pricing

The offer price will be determined via off-line price enquiries with potential investors and other legally practicable methods pursuant to applicable laws and regulations as well as regulatory rules, based on the prevailing conditions of the domestic and overseas capital markets and the actual circumstances of the Company at the time of the RMB Share Issue, and taking into account the interests of the existing Shareholders as a whole

Joint sponsors and lead underwriters	China International Capital Corporation Limited and CITIC Securities Company Limited
Method of underwriting	Standby underwriting by the underwriters or other methods as permitted by the relevant regulatory authorities
Use of proceeds

After deducting issuance expenses, the proceeds from the RMB Share Issue are proposed to be used in the following projects: the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of smart mid-end platform, the research and development of the next-generation information technology and digitalized and intelligent ecosystem

Prior to the exercise of the over-allotment option, if the actual funds raised from the RMB Share Issue (after deducting issuance expenses) exceed the amount of the proceeds proposed to be invested into the aforesaid projects, the Company will apply the surplus in the aforesaid specific investment projects or any other uses permitted by applicable laws, regulations and the relevant regulatory authorities upon going through the necessary procedures

Any proceeds raised from the issue of RMB Shares as a result of the lead underwriter(s)’ exercise of the over-allotment option will be used in the aforesaid specific investment projects or any other uses permitted by applicable laws, regulations and the relevant regulatory authorities

If the actual funds raised from the RMB Share Issue (including the proceeds from the exercise of over-allotment option) are less than the amount of the proceeds proposed to be invested into the aforesaid projects, the Company will make up the shortfall using its own or self-financed funds

Prior to receiving the proceeds raised from the RMB Share Issue, the Company may use its own or self-financed funds based on the progress of the aforesaid investment projects. Upon receiving the proceeds, the Company will use such proceeds to reimburse the funds previously invested

Distribution of accumulated profits

All Shareholders following the completion of the RMB Share Issue will be jointly entitled to the undistributed profits accumulated prior to the RMB Share Issue, pro-rated to their respective shareholding

Place of listing of RMB Shares	The Main Board of the Shanghai Stock Exchange
Valid period of the resolutions	The Specific Mandate for the RMB Share Issue shall be valid for 12 months from the date of approval at the EGM

The RMB Share Issue is conditional upon:

(1)	the Specific Mandate having been granted by the Shareholders to the Board at the EGM; and

(2)	approvals having been obtained from the relevant regulatory authorities for the RMB Share Issue.

2.	Proposed Authorisation to be Granted at the EGM to the Board to Deal with Matters Relating to the RMB Share Issue

To facilitate the matters in relation to the RMB Share Issue of the Company, it is proposed that approval will be sought from the Shareholders at the EGM to authorise the Board to, and the Board to delegate powers to the Chairman, the Chief Executive Officer and the Chief Financial Officer and

their authorised persons to (individually and collectively) determine and deal with matters relating to the RMB Share Issue, subject to the approval of the RMB Share Issue by the Shareholders having been obtained at the EGM. The specific scope of authorisation includes without limitation:

(1)

In accordance with the relevant laws and regulations as well as views of the regulatory authorities, and taking into account market conditions, to modify, enhance and execute specific implementation of the plan of the RMB Share Issue, including without limitation:

(a)

to determine on specific matters including the issue size, method of pricing, the offer price (including the offer price range and the final offer price), time of issuance, method of issuance, method of underwriting, target subscribers, specific implementation plan of the over-allotment option, strategic placing plan (including the proportion and target investors of the placing) and other matters relevant to the implementation of the plan of the RMB Share Issue;

(b)

to determine and adjust the plan on specific investment and utilisation of proceeds (including proceeds from the exercise of the over-allotment option where the over-allotment option is exercised) within the scope of use of proceeds as approved by the Shareholders at the EGM;

(c)

to analyse, consider and substantiate the impacts of the RMB Share Issue on matters including the Company’s immediate financial indicators and the Shareholders’ immediate return in accordance with the requirements under relevant laws and regulations and of the relevant regulatory authorities, revise, enhance and implement relevant measures and policies, and exercise full powers in handling other relevant matters;

(d)

to sign, execute, modify and complete all applications, reports or materials related to the RMB Share Issue to be submitted to the relevant domestic and overseas government agencies, regulatory authorities and other institutions that are involved in the RMB Share Issue; deal with relevant procedures including approvals, registration, filing, ratification and consents; issue statements and undertakings relevant to the RMB Share Issue and take all actions and deal with all matters as necessary, proper or appropriate to the RMB Share Issue；

(e)

to draft, modify, sign, submit, publish, disclose, execute, suspend and terminate any agreements, contracts, announcements, circulars or other documents related to the RMB Share Issue, including but not limited to letters of intent, the prospectus, sponsorship and underwriting agreements, listing agreements and service contracts with intermediaries; determine on the selection and establishment of the designated accounts for proceeds of the RMB Share Issue and other related matters; engage sponsors, underwriters, law firms, accounting firms, receiving banks and other intermediaries involved in the RMB Share Issue; and determine and pay the fees related to the RMB Share Issue.

(2)

To adjust and modify the Articles of Association, policies governing the procedures of meetings, and other corporate governance documents, relevant measures and undertakings as well as other application documents (including without limitation adjustments and modifications to expressions, sections, provisions and conditions of effect therein) that are amended or formulated for the purpose of the RMB Share Issue and have been considered and approved at the relevant Board meeting and the EGM, in accordance with the changes in the relevant laws, regulations and policies, the requirements and suggestions from the relevant domestic and overseas government agencies and regulatory authorities, and the actual circumstances of the RMB Share Issue.

(3)	To deal with matters in relation to the listing of RMB Shares issued pursuant to the RMB Share Issue on the Shanghai Stock Exchange.
(4)

To adjust the specific plan of the RMB Share Issue and other relevant matters (including suspension and termination of the implementation of the listing plan) in cases of changes in the laws and regulations, or changes in regulatory policies related to the RMB Share Issue, or changes in the market conditions, save for such matters that are required to be submitted to and voted by Shareholders at a general meeting pursuant to the laws, regulations and the Articles of Association.

(5)	To deal with share registration, settlement and other related procedures in accordance with the actual circumstances of the RMB Share Issue.
(6)

To authorise the Board to delegate powers to the Chairman, the Chief Executive Officer and the Chief Financial Officer and their authorised persons (individually or collectively) to decide on and deal with matters related to the RMB Share Issue, and the authorised persons to further delegate powers to other relevant persons (individually or collectively) to deal with matters related to the RMB Share Issue.

(7)

To deal with other matters that are considered necessary, proper or appropriate to the RMB Share Issue by the Board, provided that such matters are not in contravention of applicable domestic and overseas laws and regulations.

The authorisation shall be valid for 12 months from the date of approval at the EGM.

3.	Proposed Plan for Distribution of Profits Accumulated prior to the RMB Share Issue

Considering the Company’s actual operating conditions and needs for future development, a plan for distribution of profits accumulated prior to the RMB Share Issue is proposed to be approved by the Shareholders. Prior to the completion of the RMB Share Issue, the Company will distribute profits in accordance with the Articles of Association and relevant internal governance rules; following the completion of the RMB Share Issue, all Shareholders will be jointly entitled to the undistributed profits of the Company accumulated prior to the RMB Share Issue, pro-rated to their respective shareholding.

4.	Proposed Plan for Stabilisation of the Price of RMB Shares within Three Years following the RMB Share Issue

To better protect the rights and interests of the minority Shareholders, a plan for stabilisation of the price of RMB Shares within three years following the RMB Share Issue and Listing is proposed to be approved by the Shareholders, in accordance with the requirements under the Securities Law of the People’s Republic of China (Order No. 37 of the President of the People’s Republic of China) (《中華人民共和國證券法》(中華人民共和國主席令第37號)), the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (CSRC Announcement [2013] No.42) (《中國證監會關於進一步推進新股發行體制改革的意見》(中國證監會公告〔2013〕42號)) and other applicable laws and regulations. Such plan for stabilisation will, upon approval by the Shareholders at the EGM, be effective from the date of listing of RMB Shares on the Shanghai Stock Exchange, and remain valid within three years thereafter. The relevant details will be set out in the circular to be despatched to the Shareholders.

5.	Proposed Shareholder Return Plan within Three Years following the RMB Share Issue

To fully protect the rights and interests of the Shareholders, to provide a sustainable, stable and reasonable investment return to the Shareholders, to further improve the profits distribution mechanism, and to enable Shareholders to supervise the Company’s profits distribution, a shareholder return plan within three years following the RMB Share Issue and Listing is proposed to be approved by the Shareholders, in accordance with the Notice on Further Implementation of Matters Relevant to the Cash Dividend Distribution of Listed Companies (CSRC Issue [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》(證監發〔2012〕37號)), the Guidelines No. 3 on the Supervision and Administration of Listed Companies —Cash Dividend Distribution of Listed Companies (CSRC Announcement [2013] No.43) (《上市公司監管指引第3號—上市公司現金分紅》(中國證監會公告〔2013〕43號)) and other relevant laws and regulations as well as the provisions under the Articles of Association, after taking into full account the Company’s actual operation conditions and the needs for future development. Such shareholder return plan will, upon approval by the Shareholders at the EGM, be effective from the date of listing of RMB Shares on the Shanghai Stock Exchange. The relevant details will be set out in the circular to be despatched to the Shareholders.

6.	Proposed Use of Proceeds from the RMB Share Issue

In relation to the use of proceeds from the RMB Share Issue, it is proposed to be approved by the Shareholders for the use of all proceeds from the RMB Share Issue after deducting the issuance expenses toward projects related to the Company’s principal business, placing emphasis on new infrastructure, new factors and new momentum and, at the same time, advancing digitalized and intelligent transformation and cultivating a digitalized and intelligent ecosystem with new vitality, including the development of premium 5G networks, the development of new infrastructure for cloud resources, the development of gigabit broadband and smart home, the development of smart mid-end platform, the research and development of the next-generation information technology and digitalized and intelligent ecosystem.

Prior to the exercise of the over-allotment option, if the actual funds raised from the RMB Share Issue (after deducting issuance expenses) exceed the amount of the proceeds proposed to be invested into the aforesaid projects, the Company will apply the surplus in the aforesaid specific investment projects or any other uses permitted by applicable laws, regulations and the relevant regulatory authorities upon going through the necessary procedures.

Any proceeds raised from the issue of RMB Shares as a result of the underwriter(s)’ exercise of the over-allotment option will be used in the aforesaid specific investment projects or any other uses permitted by applicable laws, regulations and the relevant regulatory authorities.

If the actual funds raised from the RMB Share Issue (including the proceeds from the exercise of over-allotment option) are less than the amount of the proceeds proposed to be invested into the aforesaid projects, the Company will make up the shortfall using its own or self-financed funds.

Prior to receiving the proceeds raised from the RMB Share Issue, the Company may use its own or self-financed funds based on the progress of the aforesaid investment projects. Upon receiving the proceeds, the Company will use such proceeds to reimburse the funds previously invested.

The relevant details will be set out in the circular to be despatched to the Shareholders.

7.	Proposed Remedial Measures for the Potential Dilution of Immediate Returns Resulting from the RMB Share Issue

To safeguard the interests of minority investors, the Company’s formulation of specific remedial measures for the potential dilution of immediate returns resulting from the RMB Share Issue is proposed to be approved by the Shareholders, in accordance with the Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (The General Office of the State Council [2013] No.110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》(國辦發〔2013〕110號)), the Administrative Measures of Initial Public Offering and Listing of Stocks (CSRC Order No. 173) (《首次公開發行股票並上市管理辦法》(中國證監會令第173號)), and the Guiding Opinions on Matters concerning the Dilution of Immediate Return in Initial Public Offering, Refinancing and Material Asset Restructuring (CSRC Announcement [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》(中國證監會公告〔2015〕31號)) and other relevant laws and regulations. The relevant details will be set out in the circular to be despatched to the Shareholders.

8.	Proposed Undertakings and Corresponding Binding Measures in Connection with the RMB Share Issue

Pursuant to the requirements under the Opinions of the CSRC on Further Promoting the Reform of New Share Offering Scheme (CSRC Announcement [2013] No. 42) (《中國證監會關於進一步推進新股發行體制改革的意見》(中國證監會公告〔2013〕42號)) and other relevant laws and regulations in relation to the public undertakings that are required to be given by issuers in the public offering and listing documents, taking into account the Company’s actual circumstances, it is proposed to be approved by the Shareholders for the Company to provide certain undertakings with respect to the RMB Share Issue and Listing and take corresponding binding measures. The relevant details will be set out in the circular to be despatched to the Shareholders.

9.	Proposed Dealing with Matters related to Director and Senior Management Liability Insurance and A Share Prospectus Liability Insurance

In accordance with the relevant requirements under the Code of Corporate Governance for Listed Companies (CSRC Announcement [2018] No. 29) (《上市公司治理準則》(中國證監會公告〔2018〕29號)), it is proposed to be approved by the Shareholders for the Company to deal with matters related to director and senior management liability insurance and A share prospectus liability insurance. The relevant details will be set out in the circular to be despatched to the Shareholders.

10.	Proposed Amendments to the Articles of Association

To satisfy the relevant regulatory requirements in relation to the Company’s corporate governance structure after the RMB Share Issue and Listing, the amended Articles of Association is proposed to be approved by the Shareholders.

The aforesaid proposal to amend the Articles of Association will take effect at the date of listing of RMB Shares on the Shanghai Stock Exchange after consideration and approval by the Shareholders by way of a special resolution at the EGM. Prior to that, the Articles of Association currently in force shall continue to be effective.

The relevant details will be set out in the circular to be despatched to the Shareholders.

11.	Proposed Adoption of Policy Governing the Procedures of General Meetings

To satisfy the relevant regulatory requirements in relation to the Company’s corporate governance structure after the RMB Share Issue and Listing, a policy governing the procedures of general meetings is proposed to be approved by the Shareholders. Such policy will take effect at the date of listing of RMB Shares on the Shanghai Stock Exchange after consideration and approval by the Shareholders at the EGM. The relevant details will be set out in the circular to be despatched to the Shareholders.

12.	Proposed Adoption of Policy Governing the Procedures of Board Meetings

To satisfy the relevant regulatory requirements in relation to the Company’s corporate governance structure after the RMB Share Issue and Listing, a policy governing the procedures of board meetings is proposed to be approved by the Shareholders. Such policy will take effect at the date of listing of RMB Shares on the Shanghai Stock Exchange after consideration and approval by the Shareholders at the EGM. The relevant details will be set out in the circular to be despatched to the Shareholders.

13.	Approval of the Amendments to the Charters

To satisfy the relevant regulatory requirements in relation to the Company’s corporate governance structure after the RMB Share Issue and Listing, the Board resolved to approve the amendments to certain provisions in the terms of reference of the audit committee, the nomination committee and the remuneration committee of the Company. The revised terms of reference will take effect at the date of listing of RMB Shares on the Shanghai Stock Exchange. Prior to that, the terms of reference currently in force will continue to apply.

14.	Approval of the Appointment of the Domestic Representative for Information Disclosure

For the purpose of the RMB Share Issue, and in accordance with relevant regulatory requirements of CSRC and the Shanghai Stock Exchange, the Board has approved the appointment of a domestic representative for information disclosure responsible for matters including disclosure of information and communications with the relevant regulatory authorities during the period while the RMB Shares are listed.

II.	OTHER INFORMATION RELATED TO THE RMB SHARE ISSUE

1.	Impact of the RMB Share Issue on the Shareholding Structure of the Company

For reference and illustration purposes only, assuming that the issue of all the 964,813,000 RMB Shares under the RMB Share Issue is approved and carried out, and all are issued to non-connected persons of the Company and there are no changes in the share capital of the Company prior to the completion of the RMB Share Issue, the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the RMB Share Issue (assuming the over-allotment option is not exercised and is exercised in full, respectively) is/will be as follows:

	As at the date of this announcement		Immediately after the completion of the RMB Share Issue (assuming the over-allotment option is not exercised)		Immediately after the completion of the RMB Share Issue (assuming the over-allotment option is exercised in full)
	Number of Ordinary Shares	Approximate percentage of the Company’s issued share capital	Number of Ordinary Shares	Approximate percentage of the Company’s issued share capital	Number of Ordinary Shares	Approximate percentage of the Company’s issued share capital
RMB Shares to be issued under the RMB Share Issue	-	-	964,813,000	4.50%	1,109,534,000	5.14%

Hong Kong Shares	20,475,482,897	100.00%	20,475,482,897	95.50%	20,475,482,897	94.86%

- Hong Kong Shares held by core connected persons	14,890,416,842	72.72%	14,890,416,842	69.45%	14,890,416,842	68.98%

- Hong Kong Shares held by the public	5,585,066,055	27.28%	5,585,066,055	26.05%	5,585,066,055	25.87%

Total	20,475,482,897	100.00%	21,440,295,897	100.00%	21,585,016,897	100.00%

Note: The sum of shareholding percentages might not be in line with the total due to rounding.

As at the date of this announcement, according to the information publicly available to the Company, 27.28% of Ordinary Shares issued by the Company were held by the public. Assuming that the issue of all the 964,813,000 RMB Shares under the RMB Share Issue is approved and all are issued to non-connected persons of the Company, with respect to the total number of Ordinary Shares following the RMB Share Issue (assuming the over-allotment option is not exercised and is exercised in full, respectively):

(1)	the percentage of RMB Shares held by the public is expected to be 4.50% (assuming the over-allotment option is not exercised) or 5.14% (assuming the over-allotment option is exercised in full);
(2)

the percentage of Hong Kong Shares held by the public is expected to be 26.05% (assuming the over-allotment option is not exercised) or 25.87% (assuming the over-allotment option is exercised in full); and

(3)

the percentage of Ordinary Shares (both RMB Shares and Hong Kong Shares in aggregate) held by the public is expected to be 30.55% (assuming the over-allotment option is not exercised) or 31.02% (assuming the over-allotment option is exercised in full).

As at the date of this announcement, the Company has not entered or proposed to enter into any agreement in relation to the subscription of RMB Shares with any connected persons of the Company.

2.	Equity Financing Activities in the Past Twelve Months

The Company has not conducted any other fund raising activities involving issue of equity securities in the past twelve months prior to the date of this announcement.

3.	Application for Listing

An application for the RMB Share Issue will be made to the CSRC by the Company. The Company will make another application to the Shanghai Stock Exchange for the listing of, and permission to deal in, the RMB Shares on the Main Board of the Shanghai Stock Exchange after approval of the issue of RMB Shares by CSRC and completion of the public offering of the RMB Shares. Pursuant to the waiver from strict compliance with the relevant provisions of the Hong Kong Listing Rules granted by the Hong Kong Stock Exchange, the RMB Shares will not be listed on the Hong Kong Stock Exchange. For further details of such waiver, please refer to the section headed “Grant of Waivers from Strict Compliance with Certain Provisions of the Hong Kong Listing Rules – (1) Waiver relating to no listing of RMB Shares on the Hong Kong Stock Exchange” of this announcement below.

4.	Reasons for the RMB Share Issue

The Board considers that the RMB Share Issue is in line with the interests of the Company and the Shareholders as a whole, and is beneficial to strengthen the sustainable development of the Company.

The RMB Share Issue is proposed primarily out of the following considerations:

(1)

Grasp the window of opportunity to develop the information services market and promote the implementation of the strategy of becoming a world-class enterprise by building a dynamic “Powerhouse” – The RMB Share Issue facilitates the Company to seize the historic opportunities in the new era, construct first-class new infrastructure, speed up the implementation of next-generation information technologies, advance the deep integration of information technology and the economy, society and people’s livelihood, capture new markets emerged in the blue-ocean digital economy, comprehensively promote digitalized and intelligent transformation, achieve high-quality development, and take solid steps toward becoming a world-class enterprise by building a dynamic “Powerhouse”.

(2)

Leverage high-quality resources in the capital market and cultivate an open and collaborative ecosystem with new vitality – The RMB Share Issue will see the introduction of strategic investors, which will help build a new cooperative mechanism with complementary capabilities, positive interaction, resources sharing and synergized development, accelerate the deployment of the Company’s digital intelligence plan in breadth and depth and the flourishment of a digitalized and intelligent collaborative ecosystem, thereby sharing the benefits of digitalization with shareholders, customers and industries.

(3)

Advance system reforms and build new momentum toward high-quality development – The RMB Share Issue will help further improve the Company’s corporate governance structure and decision-making mechanism, enhance the level of governance, explore and build a more flexible incentive mechanism, establish more mature institutions suited for a modern enterprise, raise the enterprise’s vitality and productivity, and achieve high-quality development.

5.	Grant of Waivers from Strict Compliance with Certain Provisions of the Hong Kong Listing Rules

For the purpose of the RMB Share Issue, the Company has applied for, and the Hong Kong Stock Exchange has granted, the following waivers from strict compliance with the relevant provisions of the Hong Kong Listing Rules.

(1)	Waiver relating to no listing of RMB Shares on the Hong Kong Stock Exchange

The RMB Shares and the Hong Kong Shares are of the same class. However, the RMB Shares will only be listed on the Shanghai Stock Exchange (subject to the obtaining of the necessary approval by the relevant PRC regulatory authorities), and not on the Hong Kong Stock Exchange.

The Company has applied for, and the Hong Kong Stock Exchange has granted, a one-off waiver so that there is no need to seek listing on the Hong Kong Stock Exchange of the RMB Shares to be issued under the RMB Share Issue as required under Rules 8.20 and 13.26 of the Hong Kong Listing Rules, subject to the following conditions:

(a)

Rule 6.11 of the Hong Kong Listing Rules is modified such that the requirements of obtaining the prior approval of shareholders and holders of any other class of listed securities (where applicable) for voluntary withdrawal of listing on the Hong Kong Stock Exchange shall apply to holders of the Hong Kong Shares only;

(b)

Rule 6.12 of the Hong Kong Listing Rules is modified such that the requirement of obtaining the prior approval of shareholders for voluntary withdrawal of listing on the Hong Kong Stock Exchange that (i) the approval must be given by at least 75% of the votes attaching to any class of listed securities held by holders voting either in person or by proxy at a general meeting; and (ii) the number of votes cast against the resolution is not more than 10% of the votes attaching to any class of listed securities held by holders permitted under Rule 6.12(1) of the Hong Kong Listing Rules to vote in person or by proxy at the meeting, shall apply to holders of the Hong Kong Shares only;

(c)

Rule 6.15 of the Hong Kong Listing Rules is modified such that the requirement of fulfilling shareholders’ approval requirements under the Code on Takeovers and Mergers for voluntary withdrawal of listing on the Hong Kong Stock Exchange shall apply to holders of the Hong Kong Shares only;

(d)

Rule 13.36(2)(b) of the Hong Kong Listing Rules is modified such that all the Shareholders can, by ordinary resolution in a general meeting of holders of both the Hong Kong Shares and the RMB Shares voting as a single class, give a general mandate to the Directors under which (i) the aggregate number of Hong Kong Shares allotted or agreed to be allotted must not exceed 20% of the number of the issued Hong Kong Shares as at the date of the resolution granting the general mandate; and (ii) the aggregate number of RMB Shares allotted or agreed to be allotted must not exceed 20% of the number of the issued RMB Shares as at the date of the resolution granting the general mandate; and

(e)

Rule 13.36(2)(b) of the Hong Kong Listing Rules is further modified such that all the Shareholders can, by ordinary resolution in a general meeting of holders of both the Hong Kong Shares and the RMB Shares voting as a single class, give a repurchase mandate to the Directors under which the maximum number of Hong Kong Shares repurchased by the Company since the granting of the general mandate will be 10% of the number of the issued Hong Kong Shares as at the date of the resolution granting the repurchase mandate and the 10% repurchase mandate will be used for purchasing the Hong Kong Shares only.

(2)	Waiver relating to corporate communications

In respect of the RMB Shares to be listed on the Shanghai Stock Exchange, the Company is not required by the relevant rules and regulations in the PRC to (i) seek an express and positive written confirmation from each holder of the RMB Shares that corporate communications may be made available using electronic means, or (ii) physically send a circular to the holders of the RMB Shares.

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver so that the requirements relating to corporate communications under Rule 2.07A of the Hong Kong Listing Rules will apply only to the holders of the Hong Kong Shares.

(3)	Waiver relating to certification of transfers

Pursuant to the relevant regulatory requirements, the RMB Shares shall be listed and traded on the Shanghai Stock Exchange, and be registered and deposited with and settled through CSDC. Pursuant to the trading rules of the Shanghai Stock Exchange, trading in securities is conducted via a paperless, book entry based trading system.

CSDC adopts an electronic securities registration system, conducts registration onto the register of securities holders pursuant to the record of the securities accounts. The record issued by CSDC is the legal proof of security holders’ holding in shares.

Further, the RMB Shares can be transferred on the Shanghai Stock Exchange (“On-Exchange Transfers”) in two ways, namely, “on-market trading” and “off-market transfers”. On-market trading refers to transfers pursuant to transactions conducted between two parties holding stock accounts through the paperless trading platform of the Shanghai Stock Exchange, which does not involve any certificate, temporary documents or split renounceable documents. Off-market transfers include (without limitation) share transfers due to assignment by agreement, inheritance, gift and property division, for which relevant applicants must submit materials required by CSDC to complete the transfer, and CSDC will handle the transfer registration with respect to such off-market transfers of the RMB Shares.

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver so that requirements relating to certification of transfers to be completed within certain time frame under Rule 13.58 of the Hong Kong Listing Rules will apply only to transfers of the Hong Kong Shares and any transfer of RMB Shares other than On-Exchange Transfers.

(4)	Waiver relating to securities registration services

As CSDC will provide securities registration services to holders of the RMB Shares, and there will be no need for certificate registration services given that the RMB Shares can be traded electronically on the Shanghai Stock Exchange and will not require any share certificate to evidence title. In addition, the RMB Shares and the Hong Kong Shares will not be fungible.

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver so that the requirements relating to securities registration services under Rules 13.59 and 13.60 of the Hong Kong Listing Rules will apply only to the Hong Kong Shares.

III.	SHAREHOLDERS’ APPROVAL AND GENERAL INFORMATION

The Company will convene the EGM to propose for consideration by the Shareholders and seek their approval for the matters relating to the RMB Share Issue, the granting of the Specific Mandate and the other matters as set out above. A circular in respect of the EGM containing, among other things, details of the proposals, together with the notice of EGM, will be despatched to the Shareholders as soon as practicable in accordance with the requirements under the Hong Kong Listing Rules and the Articles of Associations currently in force. Please note that in addition to the approval by the Shareholders, the RMB Share Issue is also subject to approvals from the relevant regulatory authorities.

As the RMB Share Issue and the Specific Mandate are subject to approval by Shareholders at the EGM and approvals from the relevant regulatory authorities, there is uncertainty as to whether it will or will not proceed. Shareholders and investors should exercise caution when dealing in the securities of the Company. Further announcement(s) will be made to disclose any material updates and progress in respect of the RMB Share Issue and the Specific Mandate in accordance with the Hong Kong Listing Rules and other applicable laws and regulations as and when appropriate. This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

IV.	DEFINITIONS

In this announcement, unless the context otherwise requires, the expressions below shall have the following meanings:

“Articles of Association”	the articles of association of the Company (as amended from time to time)

“Board”	the board of Directors of the Company
“Company”	China Mobile Limited
“CSDC”	China Securities Depository and Clearing Corporation Limited
“CSRC”	China Securities Regulatory Commission
“Directors”	the directors of the Company
“EGM”

the extraordinary general meeting of the Company to be held in due course for consideration by the Shareholders and seeking their approval for the RMB Share Issue, the granting of the Specific Mandate and the other related matters as set out in this announcement

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hong Kong Shares”	the existing Ordinary Shares which are listed on the Hong Kong Stock Exchange
“Ordinary Shares”	ordinary shares in the issued share capital of the Company and as may be issued by the Company from time to time

“PRC”

the People’s Republic of China (excluding, solely for the purposes of this announcement, the Hong Kong Special Administrative Region of China, the Macau Special Administrative Region of China and Taiwan, China)

“RMB”	Renminbi, the lawful currency of the PRC
“RMB Shares”	the Ordinary Shares to be subscribed for in RMB by investors in the PRC, listed on the Shanghai Stock Exchange and traded in RMB
“RMB Share Issue” or “RMB Share Issue and Listing”	the Company’s proposed initial public offering of RMB Shares, which will be listed on the Shanghai Stock Exchange
“Shareholders”	holders of Ordinary Shares
“Specific Mandate”	a specific mandate to be sought from the Shareholders at the EGM to allot and issue RMB Shares pursuant to the RMB Share Issue
“%”	per cent

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 17 May 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

CLOSURE OF REGISTER OF MEMBERS

FOR EXTRAORDINARY GENERAL MEETING

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Reference is made to the announcement of China Mobile Limited (the “Company”) dated 17 May 2021 in relation to the RMB Share Issue, the Specific Mandate and related matters (including proposed amendment to the Articles of Association). Unless otherwise stipulated, terms used in this announcement have the same meanings given to them in the aforesaid announcement.

The Board announces that the EGM is expected to be held on Wednesday, 9 June 2021 for consideration by the Shareholders and seek their approval for the matters relating to the RMB Share Issue, the granting of the Specific Mandate and other matters as set out in the aforesaid announcement. A circular in respect of the EGM containing details of the aforesaid resolutions, together with the notice of EGM, is expected to be despatched to the Shareholders on or before 24 May 2021.

Notice is hereby given that the register of members of the Company will be closed during the period from Friday, 4 June 2021 to Wednesday, 9 June 2021 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the EGM. In order to be eligible to attend and vote at the EGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 3 June 2021.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 18 May 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.